UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Firearms Training Systems, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

318120102

(CUSIP Number)

Bank of America Corporation

100 North Tryon Street

Charlotte, NC 28255

Attention: Ellen Perrin (704)386-1624

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 30, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a recording person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Bank of America Corporation - 56-0906609

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

Delaware

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power 450,223

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power 450,223

11) Aggregate Amount Beneficially Owned by Each Reporting Person

450,223

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

0.6%

14) Type of Reporting Person (See Instructions)

HC

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

NB Holdings Corporation - 56-1857749

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

Delaware

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power -0-

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

0%

14) Type of Reporting Person (See Instructions)

HC

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Bank of America, N.A. - 94-1687665

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

U.S. National Bank

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power -0-

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

0%

14) Type of Reporting Person (See Instructions)

BK

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

BANA (#1) LLC - 94-1687665

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

Delaware

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power -0-

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

0%

14) Type of Reporting Person (See Instructions)

OO

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Banc of America Strategic Solutions, Inc. - 52-1710675

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

Delaware

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power -0-

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person

-0-

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

0%

14) Type of Reporting Person (See Instructions)

CO

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

BA Equity Investment Company, LP - 56-2132435

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

Delaware

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power 450,223

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power 450,223

11) Aggregate Amount Beneficially Owned by Each Reporting Person

450,223

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

0.6%

14) Type of Reporting Person (See Instructions)

PN

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

BA Equity Management, L.P. - 56-2132443

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

Delaware

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power 450,223

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power 450,223

11) Aggregate Amount Beneficially Owned by Each Reporting Person

450,223

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

0.6%

14) Type of Reporting Person (See Instructions)

PN

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

BA Equity Management GP, LLC - 56-2132886

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

Delaware

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power 450,223

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power 450,223

11) Aggregate Amount Beneficially Owned by Each Reporting Person

450,223

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

0.6%

14) Type of Reporting Person (See Instructions)

OO

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

J. Travis Hain

2) Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b) X

3) SEC Use Only

4) Source of Funds (See Instructions). N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)or 2(e)

6) Citizenship or Place of Organization

United States

Number of 7) Sole Voting Power -0-

Shares Bene-

ficially 8) Shared Voting Power 450,223*

Owned by

Each 9) Sole Dispositive Power -0-

Reporting

Person With 10)Shared Dispositive Power 450,223*

11) Aggregate Amount Beneficially Owned by Each Reporting Person

450,223*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

0.6%

14) Type of Reporting Person (See Instructions)

IN

* Mr. Hain disclaims beneficial ownership of any of the shares reported in this Schedule 13D.

Item 1. Security and Issuer.

Class A Common Stock. Firearms Training Systems, Inc., 7340 McGinnis Ferry Road, Suwanee, Georgia 30174

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of:

(i) Banc of America Strategic Solutions, Inc., a Delaware corporation ("BASSI");

i. BANA (#1) LLC, a Delaware limited liability company ("BANA"), in its capacity as the controlling shareholder of BASSI;

ii. Bank of America, N.A., a United States national banking association ("BoA"), in its capacity as the parent company of BANA;

iii. NB Holdings Corporation, a Delaware corporation ("NB"), in its capacity as the parent company of BoA; and

iv. Bank of America Corporation, a Delaware corporation ("BoA Corp"), in its capacity as the parent company of NB;

(ii) Bank of America, N.A., a United States national banking association ("BoA");

i. NB, in its capacity as the parent company of BoA; and

ii. BoA Corp, in its capacity as the parent company of NB; and

(iii)BA Equity Investment Company, LP, a Delaware limited partnership ("BAEIC");

i. BA Equity Management, L.P., in its capacity as sole general partner of BAEIC ("BAEM");

ii. BA Equity Management GP, LLC, in its capacity as sole general partner of BAEM ("BAEM GP");

iii. J. Travis Hain, in his capacity as managing member of BAEM GP ("Mr. Hain");

iv. NB, in its capacity as limited partner of BAEIC; and

iv. BoA Corp, in its capacity as the parent company of NB and employer of Mr. Hain (together with BASSI, BANA, BoA, NB, BAEIC, BAEM, BAEM GP and Mr. Hain the "Reporting Persons").

This Schedule 13D relates to shares of the issuer held by BoA ("BASSI-BoA shares"), with respect to which BASSI, as the holder of certain indebtedness of the Issuer, had shared voting power pursuant to the Voting Agreement which was previously filed as an Exhibit to Amendment 1 of Schedule 13D. This Schedule 13D also relates to shares held of the issuer by BAEIC ("BAEIC shares").

BASSI is a Delaware corporation that was established to align the management of BoA Corp.'s domestic credit workout operations. BANA is a Delaware limited liability company that serves as a holding company for BASSI and other BoA entities. BoA is a national bank engaged in a general commercial banking and trust business. NB is a Delaware corporation that serves as the holding company for BoA. BoA Corp. is a Delaware corporation, a bank holding company and a financial holding company. Through its subsidiaries, BoA Corp. provides a diversified range of banking and certain non-banking financial services, both domestically and internationally. BAEIC is a Delaware limited partnership that holds equity and other investments. BAEM is a Delaware limited partnership engaged in the business of being the general partner of BAEIC. BAEM GP is a Delaware limited liability company engaged in the business of being the general partner of BAEM. Mr. Hain is a United States citizen whose principal occupation is serving as the managing member of BAEM GP and as an employee of a subsidiary of BoA Corp.

The address of the principal office and the principal business for BASSI, BANA, NB, BAEIC, BAEM, BAEM GP, Mr. Hain and BoA Corp. is 100 North Tryon Street, Charlotte, North Carolina 28255. The address of the principal office and the principal business for BoA is 101 South Tryon Street, Charlotte, North Carolina 28255. Current information concerning the identity and background of (i) each of the executive officers, directors and members of the Reporting Persons, (ii) each person controlling a Reporting Person and (iii) each of the executive officers, directors and members of each corporation or other person ultimately in control of a Reporting Person is set forth in Annexes A-H hereto, which are incorporated herein by reference in response to this Item 2.

During the 1ast five years, none of the Reporting Persons and no person controlling such Reporting Person and none of the executive officers, directors or members of any such Reporting Person or any corporation or person ultimately in control of such Reporting Person, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

N/A

Item 5. Interest in Securities of the Issuer.

This Schedule 13D (Amendment No. 2) is filed for the purpose of disclosing that the Reporting Persons no longer beneficially own the BASSI-BoA shares (as defined above in Item 2).

(a) See items 11 - 13 of the cover page.

(b) See items 7 - 10 of the cover page.

(c) N/A

(d) N/A

(e) September 30, 2004

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The BASSI-BoA shares of the issuer previously beneficially owned by certain of the Reporting Persons were sold pursuant to the Stock Purchase Agreement dated as of September 30, 2004 among BA Equity Investment Company, LP, Bank of America, N.A., Centre Capital Investors II, L.P., Centre Capital Tax-Exempt Investors II, L.P., Centre Capital Offshore Investors II, L.P., and Centre Partners Coinvestment L.P., a copy of which is filed as an exhibit to this Schedule 13D.

Item 7. Material To Be Filed As Exhibits

7(1) Stock Purchase Agreement dated as of September 30, 2004 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

October 27, 2004 By: /s/ Charles F. Bowman

Name: Charles F. Bowman

Title: Senior Vice President

NB HOLDINGS CORPORATION

October 27, 2004 By: /s/ Charles F. Bowman

Name: Charles F. Bowman

Title: Senior Vice President

BANK OF AMERICA, N.A.

October 27, 2004 By: /s/ Charles F. Bowman

Name: Charles F. Bowman

Title: Senior Vice President

BANA (#1) LLC

October 27, 2004 By: Bank of America, N.A., as its

Manager

By: /s/ Charles F. Bowman

Name: Charles F. Bowman

Title: Senior Vice President

BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

October 27, 2004 By: /s/ Dewitt W. King III

Name: Dewitt W. King III

Title: Managing Director

BA EQUITY INVESTMENT COMPANY, LP

October 27, 2004 By: BA Equity Management, L.P., as its General Partner

By: BA Equity Management GP, LLC, as its General Partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA EQUITY MANAGEMENT, L.P.

October 27, 2004 By: BA Equity Management GP, LLC, as its General Partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA EQUITY MANAGEMENT GP, LLC

October 27, 2004 By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

J. TRAVIS HAIN

October 27, 2004 /s/ J. Travis Hain

ANNEX A

BANK OF AMERICA CORPORATION

The names, business addresses and present principal occupations of the directors and executive officers of Bank of America Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Business Address
Directors:
William Barnet, III	Chairman, President and CEO The Barnet Company, Inc. 507 East St. John Street Spartanburg, SC 29302
John T. Collins	Chairman and CEO The Collins Group, Inc. 60 State Street, Suite 700 Boston, MA 02109
Charles W. Coker	Chairman Sonoco Products Company P.O. Box 160 Hartsville, SC 29551-0160 Street Address: North Second Street Hartsville, SC 29550
Gary L. Countryman	Chairman Emeritus Liberty Mutual Insurance Company 175 Berkeley Street Boston, MA 02116
Paul Fulton	Chairman Bassett Furniture Industries, Inc. 380 Knollwood Street, Suite 610 Winston-Salem, NC 27103
Charles K. Gifford	Chairman Bank of America Corporation 100 Federal Street, 26th Floor Boston, MA 02110
Donald E. Guinn	Chairman Emeritus Pacific Telesis Group 130 Kearny Street, Suite 3200 San Francisco, CA 94108-4887
James H. Hance, Jr.	Vice Chairman Bank of America Corporation 100 North Tryon Street NC1-007-58-03 Charlotte, NC 28255
Kenneth D. Lewis	CEO Bank of America Corporation 100 North Tryon Street NC1-007-58-01 Charlotte, NC 28255
Dr. Walter E. Massey	President Morehouse College Office of the President 830 Westview Drive, SW Atlanta, GA 30314
Thomas J. May	Chairman, President and CEO NSTAR, Inc. 800 Boylston Street Boston, MA 02199
C. Steven McMillan	Chairman, President and CEO Sara Lee Corporation Three First National Plaza 70 West Madison Street Chicago, IL 60602-4260
Patricia E. Mitchell	President and CEO Public Broadcasting Service 1320 Braddock Place Alexandria, VA 22314
Edward L. Romero	Former Ambassador to Spain 1521 Eagle Ridge Road, NE Albuquerque, NM 87122
Thomas M. Ryan	Chairman, President and CEO CVS Corporation One CVS Drive Woonsocket, RI 02895
O. Temple Sloan, Jr.	Chairman and CEO General Parts, Inc. P.O. Box 26006 Raleigh, NC 27611 Street Address: 2635 Millbrook Road Raleigh, NC 27604
Meredith R. Spangler	Chairman of the Board C.D. Spangler Foundation Director C.D. Spangler Construction Company 668 Hempstead Place Charlotte, NC 28207-2320
Jackie M. Ward	Outside Managing Director Intec Telecom Systems PLC Building G, Fourth Floor 5775 Peachtree-Dunwoody Road Atlanta, GA 30342
Executive Officers:
Charles K. Gifford	Chairman
Kenneth D. Lewis	CEO
James H. Hance, Jr.	Vice Chairman
Marc D. Oken	Chief Financial Officer
Amy Woods Brinkley	Chief Risk Officer
Alvaro G. de Molina	President, Global Corporate & Investment Banking
Barbara J. Desoer	President, Consumer Products
Liam E. McGee	President, Consumer Banking
R. Eugene Taylor	President, Commercial Banking
Brian T. Moynihan	President, Wealth Management 100 Federal Street Boston, MA 02110
H. Jay Sarles	Vice Chairman and Special Advisor to the CEO 100 Federal Street Boston, MA 02110
Bradford H. Warner	President, Small Business and Premier Banking 100 Federal Street Boston, MA 02110
J. Tim Arnoult	Chief Technology and Operations Officer

ANNEX B

NB HOLDINGS CORPORATION

The names, business addresses and present principal occupations of the directors and executive officers of NB Holdings Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for NB Holdings Corporation is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors:
Amy Woods Brinkley	Chief Risk Officer
James H. Hance, Jr.	Vice Chairman Bank of America Corporation
Kenneth D. Lewis	CEO Bank of America Corporation
Executive Officers:
Kenneth D. Lewis	CEO
James H. Hance, Jr.	Vice Chairman of the Board
Amy Woods Brinkley	Chief Risk Officer
Marc D. Oken	Chief Financial Officer

ANNEX C

BANK OF AMERICA, N.A.

The names, business addresses and present principal occupations of the directors and executive officers of Bank of America, NA. are set forth below. If no business address is provided, the director's, or executive officer's business address is 100 North Tryon Sweet, Charlotte, North Carolina 28255. The principal place of business and business address for Bank of America, NA. is 101 South Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors:
Amy Woods Brinkley	Chief Risk Officer Bank of America Corporation
Alvaro G. de Molina	President, Global Corporate & Investment Banking Bank of America Corporation
Barbara J. Desoer	President, Consumer Products Bank of America Corporation
James H. Hance, Jr.	Vice Chairman Bank of America Corporation
Kenneth D. Lewis	CEO Bank of America Corporation
Liam E. McGee	President, Consumer Banking Bank of America Corporation
Marc D. Oken	Executive Vice President and Chief Financial Officer Bank of America Corporation
R. Eugene Taylor	President, Commercial Banking Bank of America Corporation
Brian T. Moynihan	President, Wealth and Investment Management Bank of America Corporation
Executive Officers:
Kenneth D. Lewis	Chairman
James H. Hance, Jr.	Vice Chairman
Amy Woods Brinkley	Chief Risk Officer
Alvaro G. de Molina	President, Global Corporate & Investment Banking
Barbara J. Desoer	President, Consumer Products
Liam E. McGee	President, Consumer Banking
Brian T. Moynihan	President, Wealth Management
Marc D. Oken	Chief Financial Officer
Bradford H. Warner	President, Small Business & Premier Banking
R. Eugene Taylor	President, Commercial Banking
J. Tim Arnoult	Chief Technology and Operations Officer

ANNEX D

BANA (#1) LLC

The names, business addresses and present principal occupations of the directors and executive officers of BANA (#1) LLC are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for BANA (#1) LLC is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Business Address
Directors*:
None
Executive Officers*:
None
*Bank of America, NA is the sole member & manager of BANA (#1) LLC - Refer to Annex C

ANNEX E

BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

The names, business addresses and present principal occupations of the directors and executive officers of Banc of America Strategic Solutions, Inc. are set forth below. If no business address is provided, the director's or executive officer's principal place of business is Bank of America Corporation and business address is 100 North Tryon Sheet, Charlotte, North Carolina 28255. The principal place of business and business address for Banc of America Strategic Solutions, Inc. is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Business Address
Directors:
Neil A. Cotty	Senior Vice President; Consumer Products Finance Executive Bank of America Corporation
Helen B. Eggers	Senior Vice President; Risk Management Executive Bank of America Corporation
Leslie J. Fitzpatrick	Senior Vice President; Asset Securization Finance Executive Bank of America Corporation
Frank R. Forrest, Jr.	Senior Vice President; Risk Management Executive Bank of America Corporation
Helga Houston	Senior Vice President; Risk Management Executive Bank of America Corporation
John E. Mack	Board Member 127 N. Tryon Street Charlotte, NC 28282
J. Chandler Martin	Managing Director; Risk Management Executive Bank of America Corporation
Rod C. Woodard	Senior Vice President; Commercial Special Assets Executive Bank of America Corporation
Joseph R. Dewhirst	Senior Vice President; Treasurer Bank of America Corporation
Paul V. Kennedy	Commercial Special Assets Executive Bank of America Corporation
Executive Officers:
Paul V. Kennedy	Chairman of the Board

ANNEX F

BA EQUITY INVESTMENT COMPANY, LP

The names, business addresses and present principal occupations of the directors and executive officers of BA Equity Investment Company, LP are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, NC 28255. The principal place of business and business address for BA Equity Investment Company, LP is 100 N. Tryon Street, Charlotte, NC 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Business Address
Directors*:
None
Executive Officers*:
None
*BA Equity Management L.P. is the sole general partner of BAEIC - Refer to Annex G.

ANNEX G

BA EQUITY MANAGEMENT, L.P.

The names, business addresses and present principal occupations of the directors and executive officers of BA Equity Management, L.P. are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for BA Equity Management, L.P. is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Business Address
Directors*:
None
Executive Officers*:
None
*BA Equity Management GP, LLC is the sole general partner of BAEM - Refer to Annex H.

ANNEX H

BA EQUITY MANAGEMENT GP, LLC

The names, business addresses and present principal occupations of the directors and executive officers of BA Equity Management GP, LLC are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for BA Equity Management GP, LLC is 100 North Tryon Street, Charlotte, North Carolina 28255. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Present Principal Occupation or Employment and Business Address
Directors*:
None
Executive Officers*:
None
*J. Travis Hain is the managing member of BAEM GP.